

July 16, 2012

<u>Via E-mail</u>
Ross B. Levinsohn
Interim Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

      Re: **Yahoo! Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed April 27, 2012
              Definitive Additional Soliciting Materials on Schedule 14A
              Filed May 2, 2012 and May 4, 2012
              File No. 000-28018

Dear Mr. Levinsohn:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Katherine Wray

                      Katherine Wray
                      Attorney-Advisor

cc: <u>Via-Email</u>
       Robert Plesnarski, O'Melveny & Myers LLP